FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	……………………………………………… ,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 30, 2019	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2018

RESULTS FOR THE FOURTH QUARTER

AND THE FISCAL YEAR ENDED DECEMBER 31, 2018

January 30, 2019

CONSOLIDATED RESULTS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Year ended December 31, 2018	Year ended December 31, 2017	Change(%)		Year ended December 31, 2018	Year ending December 31, 2019	Change(%)

Net sales	¥3,951,937	¥4,080,015	-	3.1	$35,603,036	¥3,900,000	-	1.3
Operating profit	342,952	321,605	+	6.6	3,089,658	325,000	-	5.2
Income before income taxes	362,892	353,884	+	2.5	3,269,297	347,500	-	4.2
Net income attributable to Canon Inc.	¥252,755	¥241,923	+	4.5	$2,277,072	¥240,000	-	5.0

Net income attributable to Canon Inc. shareholders per share:

- Basic	¥234.09	¥222.88	+	5.0	$2.11	¥222.27	-	5.0
- Diluted	234.08	222.88	+	5.0	2.11	222.26	-	5.0

	Actual
	As of December 31, 2018	As of December 31, 2017	Change(%)		As of December 31, 2018
Total assets	¥4,899,465	¥5,198,291	-	5.7	$44,139,324

Canon Inc. shareholders’ equity	¥2,827,602	¥2,870,630	-	1.5	$25,473,892

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY 111= U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 28, 2018, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2018 in Review

Looking back at the global economy in 2018, the U.S. economy steadily recovered as corporate earnings and employment conditions improved. In Europe, while domestic demand remained firm, the rate of growth decelerated due to sluggish export growth. In China, the economy slowed down due to sluggish capital investments and a decline in consumer spending. The economies of other emerging markets also worsened, due to such factors as local currency depreciation. In Japan, the economy recovered moderately supported by continuing improvements in employment conditions. As a result, the global economy overall continued to realize a moderate recovery. However, the pace of economic growth slowed down from the latter half of the year as a result of trade friction.

As for the markets in which Canon operates amid these conditions, office multifunction devices (“MFDs”) and laser printers enjoyed solid demand due to the shift from monochrome to color models and robust demand in emerging markets. The decline of the camera market continued and the market for inkjet printers was slightly below the level of the previous year. On the other hand, demand for medical equipment grew moderately. Within the Industry and Others sector, capital investment in semiconductor lithography equipment increased, while capital investment in organic LED (“OLED”) panel manufacturing equipment faced a temporary slowdown. Demand for network cameras enjoyed solid growth.

The average value of the yen during the year was ¥110.43 against the U.S. dollar, a year-on-year appreciation of approximately ¥2, and ¥130.29 against the euro, a year-on-year depreciation of approximately ¥4.

During 2018, unit sales of office MFDs increased compared with the previous year due to the expanded sales of color models, mainly outside of Japan. Additionally, unit sales of both monochrome and color laser printers increased compared with the previous year, supported by the steady sales of newly launched models. Total sales volume of interchangeable-lens digital cameras decreased compared with the previous year due to contraction of the market mainly for entry-class models. However, sales of mirrorless cameras increased. Looking at inkjet printers, although sales unit of refillable ink tank models increased in emerging markets, unit sales overall decreased compared with the previous year, due to decreasing demand in developed economies. For medical equipment, newly launched diagnostic ultrasound systems and magnetic resonance imaging (“MRI”) systems experienced solid demand, mainly outside of Japan, achieving increased sales compared with the previous year. For industrial equipment, sales of semiconductor lithography equipment increased significantly compared with the previous year, thanks to favorable market conditions. However, manufacturing equipment for OLED panels decreased compared with the previous year mainly due to a slowdown in investment in OLED panels. Sales of network cameras increased steadily in response to the growing market. Under these conditions, net sales for the year decreased by 3.1% year on year to ¥3,951.9 billion. In addition, the gross profit ratio dropped by 2.4 points to 46.4%. This was mainly due to the fact that certain costs that were under operating expenses have been reclassified under cost of sales following the adoption of new accounting standards related to revenue recognitions. Excluding the impact of this reclassification, the gross profit ratio increased by 0.6 points to 49.4%. Operating expenses decreased by 10.6% year on year to ¥1,492.6 billion, thanks to Group-wide efforts to thoroughly manage expenses as well as impairment loss on goodwill of commercial printing business during the previous year in addition to the impact of the aforementioned reclassification of figures related to the adoption of new accounting standards. As a result, operating profit increased by 6.6% to ¥343.0 billion. Other income (deductions) decreased by ¥12.3 billion, mainly due to gain on securities contributed to the retirement benefit trust during the previous year, while income before income taxes increased by 2.5% year on year to ¥362.9 billion and net income attributable to Canon Inc. increased by 4.5% to ¥252.8 billion.

Basic net income attributable to Canon Inc. shareholders per share for the year was ¥234.09, a year-on-year increase of ¥11.21.

Results by Segment

Looking at Canon’s full-year performance by business unit, starting with the Office Business Unit, unit sales of office MFDs increased from the previous year, thanks to expanded sales of such color models as the imageRUNNER ADVANCE Gen3 2nd Edition series, which enhances convenience through compatibility with external cloud services, and the imageRUNNER C3020 series of strategic models for emerging markets. As for laser printers, sales of hardware increased from the previous year, supported by steady sales mainly of new models that achieve low power consumption, compact body designs and high productivity. Sales of consumables remained at the same level as the previous year. These factors resulted in total sales for the business unit of ¥1,807.3 billion, a year-on-year increase of 0.1%, while income before income taxes increased by 17.3% year on year to ¥229.2 billion partly due to impairment loss on goodwill during the previous year.

Looking at the Imaging System Business Unit, although unit sales of interchangeable-lens digital cameras decreased overall compared with the previous year due to shrinking market, Canon maintained the top share of the overall interchangeable-lens digital cameras market, mainly in key countries in Europe and the Americas as well as in Japan and China. In mirrorless cameras, sales were strong for such new models as the EOS R, Canon’s first mirrorless camera equipped with a full-frame sensor, and the entry-class EOS Kiss M. As for digital compact cameras, although unit sales decreased compared with the previous year amid the shrinking market, sales of such high-value-added models as the PowerShot G-series enjoyed solid demand. For inkjet printers, unit sales of refillable ink tank models increased significantly in emerging markets. However, unit sales decreased overall compared with the previous year, mainly due to the shrinking market in developed economies. For large format inkjet printers, the imagePROGRAF TX series, which is suitable for outputting CAD drawings and poster designs, garnered high praise from the market and enjoyed solid sales. As a result, sales for the business unit decreased by 11.3% year on year to ¥1,008.2 billion, while income before income taxes decreased by 31.1% year on year to ¥121.3 billion.

Within the Medical System Business Unit, sales increased due to such newly launched products as the Alphenix-series of next-generation diagnostic X-ray systems and the Vantage Orian, a high-image-quality MRI system incorporating leading-edge technology. As a result, sales for the business unit increased by 0.3% year on year to ¥437.6 billion, while income before income taxes increased by 31.0% year on year to ¥29.5 billion.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased from the previous year due to increasing demand for memory devices used in data centers. However, for flat panel display (“FPD”) lithography equipment and OLED panel manufacturing equipment, sales decreased compared with the previous year mainly due to a temporary slowdown in investment in OLED panels. As for network cameras, Axis enjoyed solid sales amid increasing market demand. Consequently, sales for the business unit increased by 1.6% year on year to ¥805.2 billion, while income before income taxes increased by 60.7% year on year to ¥67.6 billion.

Cash Flow

During 2018, cash flow from operating activities totaled ¥365.3 billion, a decrease of ¥225.3 billion compared with the previous year, mainly owing to increased working capital and payment of income taxes. Cash flow from investing activities increased by ¥30.6 billion year-on-year to ¥195.6 billion mainly due to an increase in payment for acquisitions of businesses. Accordingly, free cash flow totaled ¥169.7 billion, a decrease of ¥255.9 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥354.8 billion, mainly owing to the dividend payout, and the repayment of long-term debt.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥201.2 billion to ¥520.6 billion from the end of the previous year.

Outlook

As for the outlook for 2019, with regard to the U.S. economy, while consumer spending is expected to grow steadily, the rate of growth is expected to slow due to the waning effects of the country’s tax reform. For the European economy, external demand is expected to remain weak in Germany and uncertainty surrounding impasses in Brexit negotiations is expected to continue. Although China is working to stabilize its economy through changes in monetary and fiscal policy, conditions are expected to worsen due to trade friction, and as a knock-on effect, emerging economies, including Southeast Asia, are expected to remain weak. With regard to the Japanese economy, while capital investment continues to increase, external demand is expected to remain at a standstill. The global economy is expected to continue to slow down from the latter half of 2018 and overall, there are concerns of further economic slowdown occurring as a result of intensifying trade friction.

In the businesses in which Canon is involved, for office MFDs, color models are expected to grow steadily. Overall demand for laser printers is expected to remain at the same level as that of the previous year, supported by the trend of shifting from monochrome to color models and increasing demand in emerging markets. For interchangeable-lens digital cameras, while demand for interchangeable-lens digital cameras equipped with full-frame sensors is expected to grow steadily, overall demand is expected to decrease. Projections for digital compact cameras indicate continued market contraction, centered mainly on low-priced models. With regard to inkjet printers, demand is expected to continue to decrease slightly from the previous year.

As for the medical equipment market, demand is expected to remain firm, mainly outside of Japan, with increasing demand in emerging markets and increased demand for advanced medical care in the United States and Europe. Looking at industrial equipment, as for the semiconductor lithography equipment, while demand for automotive devices is expected to increase, capital investment is expected to slow down for memory devices. For FPD lithography equipment and OLED panel manufacturing equipment, capital investment in small- and medium-size display panels is expected to continue to slow down. As for network cameras, demand is expected to continue expanding for high-spec models and image analysis software due to the growing use of network cameras for a widening range of applications.

With regard to currency exchange rates for the year, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥105 to the U.S. dollar and ¥125 to the euro, representing appreciations of approximately ¥5 against both the U.S. dollar and the euro compared with the annual average rates of the previous year.

Upon taking into consideration the current economic forecast, Canon projects full-year consolidated net sales in 2019 of ¥3,900.0 billion, a year-on-year decrease of 1.3%; operating profit of ¥325.0 billion, a year-on-year decrease of 5.2%; income before income taxes of ¥347.5 billion, a year-on-year decrease of 4.2%; and net income attributable to Canon Inc. of ¥240.0 billion, a year-on-year decrease of 5.0%.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Basic Concept Regarding the Selection of Accounting Standards

Canon is listed on the New York Stock Exchange and, since registering its American Depositary Receipts on the OTC (over-the-counter) market in 1969, has prepared its consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) over the long term.

Canon has continued to adopt U.S. GAAP in order to maintain the continuity of financial statements from the past and to maintain international comparability.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

III. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2018	As of December 31, 2017	Change
ASSETS
Current assets:
Cash and cash equivalents	520,645	721,814	(201,169)
Short-term investments	956	1,965	(1,009)
Trade receivables, net	612,953	650,872	(37,919)
Inventories	611,281	570,033	41,248
Prepaid expenses and other current assets	304,346	287,965	16,381

Total current assets	2,050,181	2,232,649	(182,468)
Noncurrent receivables	18,230	35,444	(17,214)
Investments	42,556	48,320	(5,764)
Property, plant and equipment, net	1,090,992	1,126,620	(35,628)
Intangible assets, net	391,021	420,972	(29,951)
Goodwill	908,511	936,722	(28,211)
Other assets	397,974	397,564	410

Total assets	4,899,465	5,198,291	(298,826)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	38,527	39,328	(801)
Trade payables	352,489	380,654	(28,165)
Accrued income taxes	41,264	77,501	(36,237)
Accrued expenses	321,137	330,188	(9,051)
Other current liabilities	276,237	281,809	(5,572)

Total current liabilities	1,029,654	1,109,480	(79,826)
Long-term debt, excluding current installments	361,962	493,238	(131,276)
Accrued pension and severance cost	382,789	365,582	17,207
Other noncurrent liabilities	107,147	133,816	(26,669)

Total liabilities	1,881,552	2,102,116	(220,564)

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	404,389	401,386	3,003
Legal reserve	67,116	66,879	237
Retained earnings	3,508,908	3,429,312	79,596
Accumulated other comprehensive income (loss)	(269,071)	(143,228)	(125,843)
Treasury stock, at cost	(1,058,502)	(1,058,481)	(21)

Total Canon Inc. shareholders’ equity	2,827,602	2,870,630	(43,028)
Noncontrolling interests	190,311	225,545	(35,234)

Total equity	3,017,913	3,096,175	(78,262)

Total liabilities and equity	4,899,465	5,198,291	(298,826)

	Millions of yen
	As of December 31, 2018	As of December 31, 2017
Notes:
1. Allowance for doubtful receivables	11,477	13,378
2. Accumulated depreciation	2,671,922	2,638,055
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(63,815)	30,208
Net unrealized gains and losses on securities	-	5,484
Net gains and losses on derivative instruments	308	(180)
Pension liability adjustments	(205,564)	(178,740)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2017	Change(%)
Net sales	1,058,340	1,120,291	-	5.5
Cost of sales	569,063	574,258

Gross profit	489,277	546,033	-	10.4
Operating expenses:
Selling, general and administrative expenses	306,413	347,901
Research and development expenses	83,286	87,632
Impairment losses on goodwill	-	33,912

	389,699	469,445

Operating profit	99,578	76,588	+	30.0
Other income (deductions):
Interest and dividend income	1,174	1,478
Interest expense	(144)	(236)
Other, net	(646)	10,687

	384	11,929

Income before income taxes	99,962	88,517	+	12.9
Income taxes	24,204	28,776

Consolidated net income	75,758	59,741
Less: Net income attributable to noncontrolling interests	4,044	5,138

Net income attributable to Canon Inc.	71,714	54,603	+	31.3

Results for the fiscal year	Millions of yen
	Year ended December 31, 2018	Year ended December 31, 2017	Change(%)
Net sales	3,951,937	4,080,015	-	3.1
Cost of sales	2,116,383	2,089,461

Gross profit	1,835,554	1,990,554	-	7.8
Operating expenses:
Selling, general and administrative expenses	1,176,760	1,301,666
Research and development expenses	315,842	333,371
Impairment losses on goodwill	-	33,912

	1,492,602	1,668,949

Operating profit	342,952	321,605	+	6.6
Other income (deductions):
Interest and dividend income	6,604	6,012
Interest expense	(797)	(818)
Other, net	14,133	27,085

	19,940	32,279

Income before income taxes	362,892	353,884	+	2.5
Income taxes	96,150	98,024

Consolidated net income	266,742	255,860
Less: Net income attributable to noncontrolling interests	13,987	13,937

Net income attributable to Canon Inc.	252,755	241,923	+	4.5

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the fourth quarter	Millions of yen
	Three months ended December 31, 2018	Three months ended December 31, 2017	Change(%)

Consolidated net income	75,758	59,741	+ 26.8
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(57,818)	9,001
Net unrealized gains and losses on securities	-	(4,859)
Net gains and losses on derivative instruments	1,158	909
Pension liability adjustments	(33,020)	20,975

	(89,680)	26,026

Comprehensive income (loss)	(13,922)	85,767	-
Less: Comprehensive income attributable to noncontrolling interests	(62)	7,731

Comprehensive income (loss) attributable to Canon Inc.	(13,860)	78,036	-

Results for the fiscal year	Millions of yen
	Year ended December 31, 2018	Year ended December 31, 2017	Change(%)

Consolidated net income	266,742	255,860	+ 4.3
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(93,146)	47,090
Net unrealized gains and losses on securities	(141)	(9,362)
Net gains and losses on derivative instruments	488	2,588
Pension liability adjustments	(30,570)	21,207

	(123,369)	61,523

Comprehensive income (loss)	143,373	317,383	- 54.8
Less: Comprehensive income attributable to noncontrolling interests	6,918	18,807

Comprehensive income (loss) attributable to Canon Inc.	136,455	298,576	- 54.3

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the fourth quarter	Millions of yen
Sales by business unit	Three months ended December 31, 2018	Three months ended December 31, 2017	Change(%)
Office	471,572	477,346	-	1.2
Imaging System	297,532	340,920	-	12.7
Medical System	118,187	103,682	+	14.0
Industry and Others	198,140	221,137	-	10.4
Eliminations	(27,091)	(22,794)		-

Total	1,058,340	1,120,291	-	5.5

	Millions of yen
Sales by region	Three months ended December 31, 2018	Three months ended December 31, 2017	Change(%)
Japan	235,774	242,692	-	2.9
Overseas:
Americas	305,527	303,277	+	0.7
Europe	280,169	289,104	-	3.1
Asia and Oceania	236,870	285,218	-	17.0

	822,566	877,599	-	6.3

Total	1,058,340	1,120,291	-	5.5

*From the beginning of the third quarter of 2018, Canon has reclassified certain businesses from Office Business Unit to Industry and Others Business Unit. Net sales for the three months ended December 31, 2017 also have been restated.

Results for the fiscal year	Millions of yen
Sales by business unit	Year ended December 31, 2018	Year ended December 31, 2017	Change(%)
Office	1,807,301	1,804,782	+	0.1
Imaging System	1,008,165	1,136,188	-	11.3
Medical System	437,578	436,187	+	0.3
Industry and Others	805,211	792,850	+	1.6
Eliminations	(106,318)	(89,992)		-

Total	3,951,937	4,080,015	-	3.1

	Millions of yen	Millions of yen
Sales by region	Year ended December 31, 2018	Year ended December 31, 2017	Change(%)
Japan	869,577	884,828	-	1.7
Overseas:
Americas	1,076,402	1,107,515	-	2.8
Europe	1,015,428	1,028,415	-	1.3
Asia and Oceania	990,530	1,059,257	-	6.5

	3,082,360	3,195,187	-	3.5

Total	3,951,937	4,080,015	-	3.1

*From the beginning of the third quarter of 2018, Canon has reclassified certain businesses from Office Business Unit to Industry and Others Business Unit. Net sales for the year ended December 31, 2017 also have been restated.

Notes:	1.

 The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital continuous feed presses /

Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable-lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Medical System Business Unit :

Digital radiography systems / Diagnostic X-ray systems / Computed tomography (CT) systems / Magnetic resonance imaging (MRI) systems /

Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals /

Document scanners

2.

 The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF EQUITY

Millions of yen

	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2016	174,762	401,385	66,558	3,350,728	(199,881)	(1,010,423)	2,783,129	211,493	2,994,622

Equity transactions with noncontrolling interests and other		1					1	(1)	-
Dividends to Canon Inc. shareholders				(162,887)			(162,887)		(162,887)
Dividends to noncontrolling interests								(4,814)	(4,814)
Acquisition of subsidiaries								60	60
Transfers to legal reserve			321	(321)			-		-

Comprehensive income:
Net income				241,923			241,923	13,937	255,860
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					44,168		44,168	2,922	47,090
Net unrealized gains and losses on securities					(9,767)		(9,767)	405	(9,362)
Net gains and losses on derivative instruments					2,562		2,562	26	2,588
Pension liability adjustments					19,690		19,690	1,517	21,207
Total comprehensive income (loss)							298,576	18,807	317,383

Repurchases of treasury stock						(50,036)	(50,036)		(50,036)
Reissuance of treasury stock				(131)		1,978	1,847		1,847
Balance at December 31, 2017	174,762	401,386	66,879	3,429,312	(143,228)	(1,058,481)	2,870,630	225,545	3,096,175

Cumulative effects of accounting standard update—adoption of ASU No.2014-09				(106)			(106)	(76)	(182)
Cumulative effects of accounting standard update—adoption of ASU No. 2016-01				5,343	(5,343)		-	-	-
Equity transactions with noncontrolling interests and other		3,003			(4,200)		(1,197)	(36,518)	(37,715)
Dividends to Canon Inc. shareholders				(178,159)			(178,159)		(178,159)
Dividends to noncontrolling interests								(5,558)	(5,558)
Transfers to legal reserve			237	(237)			-		-

Comprehensive income:
Net income				252,755			252,755	13,987	266,742
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					(89,823)		(89,823)	(3,323)	(93,146)
Net unrealized gains and losses on securities					(141)		(141)	-	(141)
Net gains and losses on derivative instruments					488		488	-	488
Pension liability adjustments					(26,824)		(26,824)	(3,746)	(30,570)
Total comprehensive income (loss)							136,455	6,918	143,373

Repurchases of treasury stock						(25)	(25)		(25)
Reissuance of treasury stock				0		4	4		4
Balance at December 31, 2018	174,762	404,389	67,116	3,508,908	(269,071)	(1,058,502)	2,827,602	190,311	3,017,913

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended December 31, 2018	Year ended December 31, 2017
Cash flows from operating activities:
Consolidated net income	266,742	255,860
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	251,554	261,881
Loss on disposal of fixed assets	5,726	6,935
Impairment losses on goodwill	-	33,912
Gain on securities contributed to retirement benefit trust	-	(17,836)
Deferred income taxes	(11,849)	(17,603)
(Increase) decrease in trade receivables	(17,724)	3,563
(Increase) decrease in inventories	(61,755)	2,967
Increase (decrease) in trade payables	(31,212)	4,951
Increase (decrease) in accrued income taxes	(35,284)	46,296
Increase in accrued expenses	2,541	18,503
Increase (decrease) in accrued (prepaid) pension and severance cost	(17,738)	522
Other, net	14,292	(9,394)

Net cash provided by operating activities	365,293	590,557
Cash flows from investing activities:
Purchases of fixed assets	(191,399)	(189,484)
Proceeds from sale of fixed assets	9,634	26,444
Purchases of securities	(2,311)	(2,220)
Proceeds from sale and maturity of securities	1,615	970
Decrease in time deposits, net	401	3,373
Acquisitions of businesses, net of cash acquired	(13,346)	(6,557)
Other, net	(209)	2,464

Net cash used in investing activities	(195,615)	(165,010)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	439	1,570
Repayments of long-term debt	(136,094)	(126,578)
Increase in short-term loans, net	2,501	5,628
Transactions with noncontrolling interests	(37,942)	-
Dividends paid	(178,159)	(162,887)
Repurchases and reissuance of treasury stock	(21)	(50,034)
Other, net	(5,554)	(8,163)

Net cash used in financing activities	(354,830)	(340,464)
Effect of exchange rate changes on cash and cash equivalents	(16,017)	6,538

Net change in cash and cash equivalents	(201,169)	91,621
Cash and cash equivalents at beginning of year	721,814	630,193

Cash and cash equivalents at end of year	520,645	721,814

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

7. SEGMENT INFORMATION

  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the fiscal year	Millions of yen
	Year ended December 31, 2018	Year ended December 31, 2017	Change(%)

Office
Net sales:
External customers	1,804,002	1,802,542	+	0.1
Intersegment	3,299	2,240	+	47.3

Total	1,807,301	1,804,782	+	0.1

Operating cost and expenses	1,586,497	1,615,521	-	1.8

Operating profit	220,804	189,261	+	16.7

Other income (deductions)	8,383	6,108	+	37.2

Income before income taxes	229,187	195,369	+	17.3

Total assets	923,261	946,213	-	2.4
Depreciation and amortization	64,964	72,346	-	10.2
Capital expenditures	48,127	46,769	+	2.9

Imaging System
Net sales:
External customers	1,007,365	1,135,584	-	11.3
Intersegment	800	604	+	32.5

Total	1,008,165	1,136,188	-	11.3

Operating cost and expenses	891,210	962,663	-	7.4

Operating profit	116,955	173,525	-	32.6

Other income (deductions)	4,299	2,388	+	80.0

Income before income taxes	121,254	175,913	-	31.1

Total assets	393,004	387,088	+	1.5
Depreciation and amortization	40,541	41,695	-	2.8
Capital expenditures	25,796	28,508	-	9.5

Medical System
Net sales:
External customers	437,305	434,985	+	0.5
Intersegment	273	1,202	-	77.3

Total	437,578	436,187	+	0.3

Operating cost and expenses	408,739	414,246	-	1.3

Operating profit	28,839	21,941	+	31.4

Other income (deductions)	640	564	+	13.5

Income before income taxes	29,479	22,505	+	31.0

Total assets	247,282	238,824	+	3.5
Depreciation and amortization	9,365	5,212	+	79.7
Capital expenditures	7,454	8,963	-	16.8

Industry and Others
Net sales:
External customers	703,265	706,904	-	0.5
Intersegment	101,946	85,946	+	18.6

Total	805,211	792,850	+	1.6

Operating cost and expenses	739,665	752,122	-	1.7

Operating profit	65,546	40,728	+	60.9

Other income (deductions)	2,061	1,339	+	53.9

Income before income taxes	67,607	42,067	+	60.7

Total assets	383,568	376,064	+	2.0
Depreciation and amortization	38,582	39,736	-	2.9
Capital expenditures	24,091	16,620	+	45.0

Corporate and Eliminations
Net sales:
External customers	-	-		-
Intersegment	(106,318)	(89,992)		-

Total	(106,318)	(89,992)		-

Operating cost and expenses	(17,126)	13,858		-

Operating profit	(89,192)	(103,850)		-

Other income (deductions)	4,557	21,880		-

Income before income taxes	(84,635)	(81,970)		-

Total assets	2,952,350	3,250,102	-	9.2
Depreciation and amortization	98,102	102,892	-	4.7
Capital expenditures	95,036	80,529	+	18.0

Consolidated
Net sales:
External customers	3,951,937	4,080,015	-	3.1
Intersegment	-	-		-

Total	3,951,937	4,080,015	-	3.1

Operating cost and expenses	3,608,985	3,758,410	-	4.0

Operating profit	342,952	321,605	+	6.6

Other income (deductions)	19,940	32,279	-	38.2

Income before income taxes	362,892	353,884	+	2.5

Total assets	4,899,465	5,198,291	-	5.7
Depreciation and amortization	251,554	261,881	-	3.9
Capital expenditures	200,504	181,389	+	10.5

*From the beginning of the third quarter of 2018, Canon has reclassified certain businesses from Office Business Unit to Industry and Others Business Unit. Total assets as of December 31, 2017, and capital expenditures and operating results for the year ended December 31, 2017 also have been restated.

*Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

*While Canon previously disclosed operating profit as segment profit, Canon has newly adopted income before income taxes as segment profit from the beginning of the fourth quarter of 2018. Due to the increase of other income (deductions) from the adoption of ASU No. 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, Canon has changed its business performance measure. Please refer to “III. Financial Statements 9. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES” on page 13 for more detailed information about the change in the accounting standard.

CANON INC. AND SUBSIDIARIES

8. NOTE ON SIGNIFICANT CHANGES IN SHAREHOLDERS’ EQUITY

      Not applicable.

9. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to revenue from contracts with customers, as amended. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Canon adopted this guidance from the first quarter beginning January 1, 2018. Canon applied the modified retrospective method of adoption to contracts that were not completed as of the adoption. The cumulative-effects to the retained earnings and the impact on the consolidated result of operations for the fourth quarter and the year ended December 31, 2018 from the adoption of this standard were not material. In addition, in conjunction with the adoption of this standard, Canon has reconsidered the scope of performance obligations related to services, and as a result, certain costs related to service were also reclassified from operating expenses to cost of sales. The reclassified amounts for the fourth quarters and the year ended December 31, 2018 were ¥29,505 million and ¥115,700 million, respectively.

In January 2016, the FASB issued an amendment which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This guidance includes the requirement that equity investments that do not result in consolidation and are not accounted for under the equity method be measured at fair value with changes in the fair value recognized in net income. Canon adopted this guidance from the first quarter beginning January 1, 2018, and Canon recognized a cumulative-effect adjustment to retained earnings of ¥5,343 million as of January 1, 2018 for the after-tax unrealized gains of available-for-sale equity securities previously recognized in accumulated other comprehensive income.

In March 2017, the FASB issued an amendment which requires an entity to disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component, such as in other income (deductions). The amendments also allow only the service cost component to be eligible for capitalization (for example, as a cost of internally manufactured inventory). The amendments in this guidance should be applied retrospectively for the presentation of the service cost component and the other components of net benefit cost, and prospectively for the capitalization of the service cost component of net benefit cost. Canon adopted this guidance from the first quarter beginning January 1, 2018 and the adoption of this standard resulted in the decrease in operating profit and the increase in other income of ¥2,448 million and ¥3,110 million for the fourth quarters ended December 31, 2017 and 2016, respectively, and ¥9,874 million and ¥12,441 million for the years ended December 31, 2017 and 2016, respectively.

CANON INC. AND SUBSIDIARIES

10. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NET INCOME ATTRIBUTABLE TO CANON INC. SHAREHOLDERS PER SHARE

Results for the fiscal year	Millions of yen
	Year ended December 31, 2018	Year ended December 31, 2017
Net income attributable to Canon Inc.
-Basic	252,755	241,923
-Diluted	252,755	241,923

	Number of shares
Average common shares outstanding
-Basic	1,079,753,008	1,085,439,370
-Diluted	1,079,802,327	1,085,439,370

	Yen
Net income attributable to
Canon Inc. shareholders per share:
-Basic	234.09	222.88
-Diluted	234.08	222.88

(2) SUBSEQUENT EVENT

There is no significant subsequent event.

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Effective Date: March 28, 2019

Director

(1) Director to be retired

Shigeyuki Matsumoto	(Executive Vice President & CTO, Group Executive of R&D Headquarters)

Audit & Supervisory Board Members

(1) Candidates for new Audit & Supervisory Board Member to be appointed

Hiroaki Sato	(Senior Principal Engineer of Digital Business Platform Development Headquarters)

Yutaka Tanaka	(Lawyer)

(2) Audit & Supervisory Board Members to be retired

Kazuto Ono
Tadashi Ohe

NON-CONSOLIDATED

(Current Titles are Shown in the Parentheses)

Effective Date: April 1, 2019

Executive Officers

(1) New Executive Officers to be appointed

Saijiro Endo	(Senior General Manager of Office Imaging Products Development Planning & Management Center)

Toshiyuki Matsuda	(Group Executive of Peripherals Marketing Group)

Takeshi Ichikawa	(Senior General Manager of Semiconductor Device Research & Development Center)

Hiroto Okawara	(Senior General Manager of Image Solutions Development Center 2)

(2) Executive Officers to be promoted

Managing Executive Officer	Soichi Hiramatsu	(Executive Officer, Group Executive of Procurement Headquarters)

Managing Executive Officer	Takashi Takeya	(Executive Officer, Senior General Manager of Global Logistics Management Center)

Managing Executive Officer	Go Tokura	(Executive Officer, Chief Executive of Image Communication Business Operations)

Managing Executive Officer	Hisahiro Minokawa	(Executive Officer, Group Executive of Human Resources Management & Organization Headquarters)